UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

Commission File Number

ARIS MINING CORPORATION

(Exact name of registrant as specified in its charter)

British Columbia, Canada	1040	N/A
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

425 Hornby Street

Vancouver, British Columbia

V6C 2Y2

(604) 764-5870

(Address and telephone number of registrant’s principal executive offices)

CT Corporation

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:

Common Shares, no par value	ARMN	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes             ☒  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐  Yes             ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐

Explanatory Note

On September 6, 2023, Aris Mining Corporation (the “Registrant”) filed with the Commission its registration statement on Form 40-F in connection with the pending listing of its common shares on the NYSE American LLC (the “Original Registration Statement”). Subsequent to filing the Original Registration Statement, the Registrant noted that the Independent Auditor’s Report had been inadvertently omitted from Exhibit 99.10 to the Original Registration Statement. A corrected version of Exhibit 99.10, which replaces Exhibit 99.10 included in the Original Registration Statement in its entirety, as well as the consent of KPMG LLP, are filed herewith. No other information in or exhibit to the Original Registration Statement is or has been amended.

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SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment no. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIS MINING CORPORATION

/s/ Ashley Baker
Name: Ashley Baker
Title: General Counsel and Corporate Secretary

Date: September 7, 2023

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EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibits	Documents

99.1*	Management’s Discussion and Analysis of Aris Mining for the three and six months ended June 30, 2023

99.2*	Unaudited Condensed Consolidated Interim Financial Statements of Aris Mining for the three and six months ended June 30, 2023

99.3*	News Release of Aris Mining dated July 12, 2023

99.4*	Management’s Discussion and Analysis of Aris Mining for the three months ended March 31, 2023

99.5*	Unaudited Condensed Consolidated Interim Financial Statements of Aris Mining for the three months ended March 31, 2023

99.6*	Information Circular of Aris Mining dated March 28, 2023 with respect to the annual general and special meeting of shareholders of Aris Mining to be held on May 11, 2023

99.7*	NI 43-101 Technical Report of Aris Mining dated March 31, 2023

99.8*	Annual Information Form of Aris Mining for the year ended December 31, 2022

99.9*	Management’s Discussion and Analysis of Aris Mining for the year ended December 31, 2022

99.10	Audited Consolidated Financial Statements of Aris Mining for the years ended December 31, 2022 and 2021

99.11*	News Release of Aris Mining dated January 23, 2023

99.12*	Material Change Report of Aris Mining dated November 23, 2022

99.13*	NI 43-101 Technical Report of Aris Mining dated November 23, 2022

99.14*	Management’s Discussion and Analysis of Aris Mining for the three and nine months ended September 30, 2022

99.15*	Unaudited Condensed Consolidated Interim Financial Statements of Aris Mining for the three and nine months ended September 30, 2022

99.16*	Second Supplemental Warrant Indenture dated as of September 26, 2022, between Aris Mining Holdings Corp. (“Aris Holdings”), Aris Mining and Odyssey Trust Company

99.17*	Third Supplemental Warrant Indenture dated as of September 26, 2022, between Aris Holdings, Aris Mining and Odyssey Trust Company

99.18*	Certificate of Change of Name of Aris Mining, British Columbia Business Corporations Act, dated as of September 26, 2022

99.19*	Material Change Report of Aris Mining dated September 28, 2022

99.20*	Information circular dated August 16, 2022 with respect to the special meeting of shareholders of Aris Mining and Aris Holdings held on September 19, 2022

99.21*	Material Change Report of Aris Mining dated July 28, 2022

99.22*	Arrangement Agreement of Aris Mining dated July 25, 2022

99.23*	Management’s Discussion and Analysis of Aris Mining for the three and six months ended June 30, 2022

99.24*	Unaudited Condensed Consolidated Interim Financial Statements of Aris Mining for the three and six months ended June 30, 2022

99.25*	Management’s Discussion and Analysis of Aris Holdings for the three and six months ended June 30, 2022

99.26*	Unaudited Condensed Consolidated Interim Financial Statements of Aris Holdings for the three and six months ended June 30, 2022

99.27*	Business Acquisition Report of Aris Holdings dated May 11, 2022

99.28*	NI 43-101 Technical Report of Aris Mining dated May 6, 2022

99.29*	Information Circular dated May 3, 2022 with respect to the special meeting of shareholders of Aris Mining held on June 15, 2022

99.30*	Information Circular of Aris Holdings dated May 3, 2022 with respect to an annual general and special meeting of shareholders of Aris Holdings held on June 3, 2022

99.31*	Management’s Discussion and Analysis of Aris Mining for the three months ended March 31, 2022

99.32*	Unaudited Condensed Consolidated Interim Financial Statements of Aris Mining for the three months ended March 31, 2022

99.33*	Material Change Report of Aris Holdings dated March 25, 2022

99.34*	NI 43-101 Technical Report of Aris Holdings dated March 21, 2022

99.35*	Information circular of Aris Holdings dated January 17, 2022

99.36*	Annual Information Form of Aris Mining for the year ended December 31, 2021

99.37*	Management’s Discussion and Analysis of Aris Mining for the year ended December 31, 2021

99.38*	Audited Consolidated Financial Statements of Aris Mining for the years ended December 31, 2021 and 2020

99.39*	Annual Information Form of Aris Holdings for the year ended December 31, 2021

99.40*	Management’s Discussion and Analysis of Aris Holdings for the year ended December 31, 2021

99.41*	Audited Consolidated Financial Statements of Aris Holdings for the years ended December 31, 2021 and 2020

99.42	Consent of KPMG LLP

99.43*	Consent of SRK Consulting (U.S.), Inc.

99.44*	Consent of SRK Consulting (UK) Limited

99.45*	Consent of Alan Sexton, M.Sc., P.Geo.

99.46*	Consent of Allan Armitage, Ph.D., P.Geo.

99.47*	Consent of Ben Peacock, P.Eng.

99.48*	Consent of Brian Wissent, P.Eng.

99.49*	Consent of Daniel Yang, P.Eng.

99.50*	Consent of David Bird, BS, MSc, PG, SME-RM

99.51*	Consent of David Willms, P.Eng.

99.52*	Consent of Duncan Studd, M.Sc., P.Geo.

99.53*	Consent of Glen Kuntz, P.Geo.

99.54*	Consent of Joe Campbell, B.Sc., P.Geo.

99.55*	Consent of Dr. Henri Sangam, Ph.D., P.Eng.

99.56*	Consent of Kurt Boyko, P.Eng.

99.57*	Consent of Pamela De Mark, P.Geo.

99.58*	Consent of Robert Anderson, P.Eng.

99.59*	Consent of Tommaso Roberto Raponi, P.Eng.

99.60*	Consent of Ekow Taylor, FAusIMM (CP)

99.61*	Consent of Maria Muñoz, MAIG

99.62*	Consent of Karl Haase, P.Eng.

*	Previously filed.